DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/7/06

1. NAME OF REPORTING PERSON
Bulldog Investors-Karpus Group


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,151,750

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

24.41%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

606,800

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.86%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
135,900


8. SHARED VOTING POWER

23,500

9. SOLE DISPOSITIVE POWER
334,400
_______________________________________________________

10. SHARED DISPOSITIVE POWER
272,400

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

606,800

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.86%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

272,400

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

0_______________________________________________________

10. SHARED DISPOSITIVE POWER
272,400
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

272,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.77%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Karpus Investment Management, Jo Ann Van Degriff, George W.
Karpus, Karpus Management Inc., Urbana Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

544,950

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
544,950
_____________________________________________

10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

544,950

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.55%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________D
ATE OF


This statement constitutes amendment No.3 to the Schedule 13D filed on September 23, 2005. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors. This statement is also filed on behalf of Karpus Management, Inc. d/b/a Karpus Investment Management ("KIM"), George W. Karpus,President, Director and Controlling Stockholder and Jo Ann Van Degriff, Vice President and Director and Sophie Karpus, Director,183 Sullys Trail, Pittsford, New York, 14534. The principal business is investment management for individuals, pensions and profit sharing plans, corporations, endowments, trust and others specializing in conservative asset management (i.e. fixed income investments).


During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.


Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons have formed a group (the "Bulldog - Karpus Group") with the objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. The group beneficially owns 24.41% of the issuer's outstanding shares. To achieve its objective, the Bulldog - Karpus Group anticipates conducting a proxy contest and seeking to enlist other shareholders of the issuer to support its efforts but the group members have no agreement to buy, sell, hold or vote their shares together.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the annual report filed on 1/9/06 there were 4,717,985 shares of SQF outstanding as of 10/31/05. The percentage set forth in item 5 was derived using such number.

5a-b
Bulldog Investors -Karpus Group are deemed to be the beneficial owners of 1,151,750 shares of SQF or 24.41% of the outstanding shares.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 606,800 shares of SQF or 12.86% of the outstanding shares. Mr. Phillip Goldstein is deemed to be the beneficial owner of 606,800 shares of SQF or 12.86% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 272,400 shares of SQF or 5.77% of the outstanding shares.
Power to dispose of securities resides solely with Mr. Goldstein for 334,400 shares and jointly with Mr. Dakos for 272,400 shares. Power to vote securities resides solely with Mr. Goldstein for 135,900 shares and jointly for 23,500 shares. Power to vote securities resides solely with Mr. Dakos for 272,400 shares.

KIM beneficially owns 526,880 shares of SQF or 11.17% of the outstanding shares. Karpus Management Inc. owns 1,550 shares. Jo Ann Van Degriff owns 2,870 shares, George W. Karpus owns 10,650 shares. KIM has the sole power to dispose of and vote all of such shares under limited powers of attorney.

Additionally Urbana Partners L.P. beneficially owns 3,000 shares of SQF. Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns
5.71%.

  c) During the past 60 days the following shares of SQF were traded:

KARPUS:

12/1/2005 1300 12.60
                   1/3/2006      5000  12.77
         12/5/2005 3200   12.59        1/4/2006   7350  12.78
         12/6/2005 4000   12.60        1/6/2006   1300  12.83
         12/7/2005 500    12.59        1/9/2006   2100  12.84
         12/8/2005 2100   12.60        1/10/2006  3400  12.85
         12/14/20054700   12.56        1/11/2006  300   12.60
         12/15/2005900    12.56        1/13/2006  100   12.60
         12/16/20056000   12.60        1/17/2006  300   12.60
         12/19/20056200   12.55        1/18/2006  -190  12.64
         12/20/20051000   12.54        1/20/2006  8400  12.71
         12/22/20055500   12.54        1/23/2006  8500  12.69
         12/23/2005500    12.60        1/24/2006  3200  12.70
         12/27/2005300    12.61        1/27/2006  200   12.84
         12/30/2005700    12.74        1/30/2006  3400  12.82
                                       1/31/2006  10800 12.89






BULLDOG:

2/3/06             40000 @ 12.84
            5000 @ 12.83
1/30/06     300 @ 12.8
1/13/06     4000 @ 12.65
1/12/06     700 @ 12.65
1/9/06             1000 @ 12.85
1/6/06             100 @ 12.8
12/29/05    1300 @ 12.61
12/28/05    2600 @ 12.6
            400 @ 12.59
12/20/05    1500 @ 12.55
12/19/05    1200 @ 12.55
12/16/05    1000 @ 12.59
12/15/05    6200 @ 12.6


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended a follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/7/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

By: /s/ Dana R. Consler
Name:     Dana R. Consler
Senior Vice President
Karpus Management Inc.



Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule
13D(and all further amendments filed by them) with respect to the shares of SQF.

Dated: 2/7/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

By: /s/ Dana R. Consler
Name:     Dana R. Consler
Senior Vice President
Karpus Management Inc.